PE 2/9/2015



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE


15005814

March 13, 2015

Act:	1934
Section:	
Rule:	14a-8 (OVS)
Public Availability:	3-13-15

Stanton D. Wong
Pillsbury Winthrop Shaw Pittman LLP
stanton.wong@pillsburylaw.com

Re: Genomic Health, Inc.
Incoming letter dated February 9, 2015

Dear Mr. Wong:

This is in response to your letter dated February 9, 2015 concerning the shareholder proposal submitted to Genomic Health by James McRitchie and Myra K. Young. We also have received a letter on the proponent's behalf dated February 11, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

March 13, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Genomic Health, Inc.
Incoming letter dated February 9, 2015

The proposal requests that the board initiate the appropriate process to amend the company's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections.

There appears to be some basis for your view that Genomic Health may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Genomic Health's bylaws compare favorably with the guidelines of the proposal and that Genomic Health has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Genomic Health omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 11, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Genomic Health Inc. (GHDX)
Directors to be Elected by Majority Vote
John Chevedden

Ladies and Gentlemen:

This is in regard to the February 3, 2015 company request concerning this rule 14a-8 proposal.

The company did not include its policy (that it said it already adopted) on replacing a director who fails to receive more than a 50% vote.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Bradley Cole <bcole@genomichealth.com>



Pillsbury Winthrop Shaw Pittman LLP
Four Embarcadero Center, 22nd Floor | San Francisco, CA 94111-5998 | tel. 415.983.1000 | fax 415.983.1200
MAILING ADDRESS: P.O. Box 2824 | San Francisco, CA 94126-2824

Stanton D. Wong
(415) 983-1790
stanton.wong@pillsburylaw.com

February 9, 2015

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Genomic Health, Inc. – Exclusion of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of Genomic Health, Inc., a Delaware corporation (the "**Company**"), pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934 (the "**Exchange Act**"), we request that the Staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") concur with the Company's view that, for the reasons stated below, the Company may exclude the shareholder proposal entitled "Proposal 4 – Directors to be Elected by Majority Vote" and the supporting statement (the "**Proposal**") received from James McRitchie and Myra K. Young, who have appointed John Chevedden to act on their behalf regarding the Proposal ("**Mr. Chevedden**"), from the proxy materials to be distributed by the Company in connection with its 2015 Annual Meeting of Stockholders (the "**2015 Proxy Materials**").

In accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008), the Company is emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov, in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j). In accordance with Rule 14a-8(j), the Company (i) is filing this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission and (ii) is concurrently sending a copy of this letter and its attachments to Mr. Chevedden as notice of the Company's intent to omit the Proposal from the 2015 Proxy Materials.

The Proposal

The Proposal states: "Resolved: Shareholders hereby request that our Board of Directors initiate the appropriate process to amend our Company's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats."

The Proposal, the accompanying supporting statement, and copies of all relevant correspondence between the Company and Mr. Chevedden are attached to this letter as Exhibit A.

Basis for Exclusion

The Company hereby respectfully requests that the Staff concur in its view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(10), because the Proposal has been substantially implemented by the Company.

Analysis

The Company has amended its bylaws and adopted a majority voting policy that implement the proposal for a majority voting standard and the Proposal may accordingly be excluded pursuant to Rule 14a-8(i)(10) as "substantially implemented."

A. Rule 14a-8(i)(10) Requires that a Company's Actions "Compare Favorably" to a Shareholder Proposal to be Deemed Substantially Implemented.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has already substantially implemented the proposal. Rule 14a-8(i)(10) was designed "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See Exchange Act Release No. 34-12598* (July 7, 1976). When a company can demonstrate that it has already taken action to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and the shareholder proposal may be omitted in reliance on Rule 14a-8(i)(10). *See, e.g., Symantec Corporation* (June 3, 2010); *Edison International* (Dec. 23, 2010). To be considered "substantially implemented," a proposal need not have been "fully effected," which the Commission has determined is a "formalistic application" of the rule and defeats its purpose. *See Exchange Act Release No. 34-20091 at §II.E.6* (Aug. 16, 1983); *Wal-Mart Stores, Inc.* (Mar. 30, 2010). Instead, the Staff looks to whether the policies, practices and procedures compare favorably with the proposal to determine whether a proposal has been substantially implemented. *See, e.g., Apple Inc.* (Dec. 11, 2014);

Texaco, Inc. (Mar. 28, 1991). As discussed below, the Company submits that the majority voting policy adopted by the Board of Directors described below responds to the proponent's call for a majority voting standard for the election of directors.

B. The Company Has Implemented a Majority Voting Standard through a Bylaw Amendment and Majority Voting Policy.

On January 27, 2015, the Board of Directors of the Company amended the Company's Bylaws (the "**Bylaw Amendment**") to adopt a majority voting standard for the election of directors in uncontested elections. Please see Article II, Section 2.10 of the Company's Bylaws, which is included as an attachment in Exhibit A. The new majority voting standard provides that each director nominee in an uncontested election[1] shall be elected by a vote of the majority of the votes cast with respect to that director's election and, in a contested election,[2] the director nominees receiving a plurality of the votes cast shall be elected. The Bylaw Amendment became effective and was disclosed publicly in a Current Report on Form 8-K filed by the Company with the Commission on January 30, 2015.

The Board of Directors also adopted a Board Policy on Majority Voting in Director Elections[3] (the "**Majority Voting Policy**") consistent with section 141(b) of the Delaware General Corporation Law, which provides how majority voting policies may be implemented under Delaware law. The Majority Voting Policy provides, in pertinent part, that:

- the Board will nominate or elect only candidates who agree to tender, promptly following the annual meeting at which they are elected or re-elected as director, irrevocable resignations; and

- if an incumbent director fails to receive the required vote for re-election in an uncontested election, the Nominating and Corporate Governance Committee of the Board of Directors will act on an expedited basis to make a recommendation to the Board of Directors whether the director's resignation should be accepted, and under such policy, the Board of Directors must take

---

[1] An "uncontested election" means the number of nominees equals the number of directors to be elected in such election.

[2] A "contested election" means the number of nominees exceeds the number of directors to be elected in such election.

[3] The Board Policy on Majority Voting in Director Elections is available on the Company's website at http://investor.genomichealth.com/governance.cfm.

action on the recommendation within 90 days from the date of certification of election results.

On February 3, 2015, the undersigned, on behalf of the Company, sent Mr. Chevedden a letter to inform him of the Bylaw Amendment, which included a copy of the Current Report on Form 8-K and the amended Bylaws as attachments, and requested that he withdraw the Proposal. In an email dated February 4, 2015 (the **"February E-Mail"**), Mr. Chevedden responded that "[t]here is concern that (ii) [*sic*] Board acceptance of such resignation. [*sic*] might be a loophole." All such correspondence is included in Exhibit A.

C. The Company's Adoption of the Bylaw Amendment and the Majority Voting Policy Substantially Implement the Proposal.

The Staff has consistently granted no-action relief under Rule 14a-8(i)(10) when a company implements a majority election requirement for uncontested director elections that is consistent with the provisions and manner advocated in the shareholder proposal. *See, e.g., 3D Systems Corporation* (Jan. 21, 2015); *Edison International* (Dec. 23, 2010), *Symantec Corporation* (June 3, 2010); *The Dow Chemical Company* (Mar. 3, 2008); *American International Group, Inc.* (Mar. 12, 2008); *Citigroup Inc.* (Mar. 8, 2007); *AT&T Inc.* (Jan. 18, 2007) (each allowing exclusion of a proposal requesting the adoption of a bylaw or charter amendment specifying that the election of the board of directors be decided by majority vote where the company had amended or agreed to amend its bylaws to provide for a majority election requirement).

The Proposal requests that (1) the Company's Board of Directors initiate the appropriate process to amend the Company's articles of incorporation and/or bylaws to provide that (2) director nominees be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, (3) with a plurality vote standard retained for contested director elections, where the number of director nominees exceeds the number of board seats. The Company's Board of Directors has (1) amended the Company's Bylaws to provide that, at any meeting of stockholders at which directors are to be elected, (2) each director nominee in an uncontested election shall be elected by the affirmative vote of the majority of the votes cast with respect to that director's election, and (3) in a contested election, where the number of director nominees exceeds the number of directors to be elected, the director nominees receiving a plurality of the votes cast shall be elected. Therefore, the Bylaw Amendment implements a majority voting standard that compares favorably with each element of the Proposal. The Bylaw Amendment also implements the essential objective of the Proposal, which is to change from a plurality to a majority voting standard in uncontested director elections. *See, e.g., Wal-Mart Stores, Inc.* (Mar. 30, 2010) (explaining that a proposal has been substantially implemented when the "essential objective of the proposal" has been met).

Furthermore, the Staff has granted no-action relief pursuant to Rule 14a-8(i)(10) when a company has implemented a majority election standard for uncontested director elections even when the company effects such a standard through a "resignation policy" that is not specifically addressed in the proposal. *See 3D Systems Corporation* (Jan. 21, 2015); *The Pep Boys – Manny, Moe & Jack* (Apr. 2, 2008); *American International Group, Inc.* (Mar. 12, 2008). Most recently, in *3D Systems Corporation* (Jan. 21, 2015), 3D Systems adopted a majority voting bylaw amendment and amended its Corporate Governance Guidelines to implement a resignation policy that is substantially similar to the one set forth in the Company's Majority Voting Policy. In that instance, Mr. Chevedden was also the proponent of a majority voting shareholder proposal and objected to 3D Systems' resignation policy (on the same basis as is potentially raised in the February E-Mail), but the Staff nonetheless concurred that, based on the facts presented, 3D Systems appeared to have substantially implemented the proposal, and it would not recommend enforcement action to the Commission if 3D Systems omitted such proposal from its proxy materials in reliance on Rule 14a-8(i)(10).

We believe that the Bylaw Amendment and Majority Voting Policy adopted by the Company compare favorably to the Proposal's call for a majority voting standard and the Company may accordingly exclude the Proposal from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(10) as "substantially implemented."

Conclusion

Based upon the foregoing analysis, we respectfully request your confirmation that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal from the 2015 Proxy Materials. Please do not hesitate to contact the undersigned at (415) 983-1790, or by email at stanton.wong@pillsburylaw.com, if you have any questions or require any additional information regarding this matter.

Sincerely,



Stanton D. Wong

Enclosures

cc: G. Bradley Cole, Genomic Health, Inc.
John Chevedden (via email at
FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

Mr. G. Bradley Cole
Corporate Secretary
Genomic Health Inc. (GHDX)
301 Penobscot Drive
Redwood City, CA 94063
PH: 650-556-9300

November 17, 2014

Dear Corporate Secretary:

We are pleased to be shareholders in Genomic Health Inc. (GHDX) and appreciate the company's leadership. However, we also believe our company has further unrealized potential that can be unlocked through low or no cost measures by making our corporate governance more competitive.

We are submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year. We pledge to continue to hold stock until after the date of the next shareholder meeting. Our submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that we are delegating John Chevedden to act as our agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding our rule 14a-8 proposal to John Chevedden ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

Sincerely,



James McRitchie — November 17, 2014 (Date)



Myra K. Young — November 17, 2014 (Date)

cc: John Chevedden

[GHDX: Rule 14a-8 Proposal, December 24, 2014]

Proposal 4 – Directors to be Elected by Majority Vote

Resolved: Shareholders hereby request that our Board of Directors initiate the appropriate process to amend our Company's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

In order to provide shareholders a meaningful role in director elections, our Company's current director election standard should be changed from a plurality vote standard to a majority vote standard. The majority vote standard is the most appropriate voting standard for director elections where only board nominated candidates are on the ballot.

This will establish a challenging vote standard for board nominees and will improve the performance of individual directors and the entire board. Under our Company's current voting system, a director nominee can be elected with as little as one yes-vote. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. More than 77% of the companies in the S&P 500 have adopted majority voting for uncontested elections. Our company has an opportunity to join the growing list of companies that have already adopted this standard.

Please vote to enhance shareholder value:

Directors to be Elected by Majority Vote – Proposal 4.

Notes:
James McRitchie and Myra K. Young, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

"Proposal X" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

The required stock will be held until after the annual meeting. The proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

FISMA & OMB Memorandum M-07-16



GHDX

Post-it® Fax Note 7671	Date 12-28-14 # of pages ▶
To Bradley Cole	From John Chevedden
Co./Dept.	Co.
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***
Fax # 650-553-1132	Fax #

December 27, 2014

James McRitchie & Myra K Young

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16***

Dear James McRitchie & Myra K Young,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that as of the date of this letter, James McRitchie and his wife Myra K. Young held, and had held continuously since December 10, 2013, 75 shares of Genomic Health (GHDX) common stock in his account ending in ***FISMA & OMB Memorandum M-07-16*** at TD Ameritrade. The DTC clearinghouse number for TD Ameritrade is 0188.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Matthew Henscheid

Matthew Henscheid
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13



Pillsbury Winthrop Shaw Pittman LLP
Four Embarcadero Center, 22nd Floor | San Francisco, CA 94111-5998 | tel. 415.983.1000 | fax 415.983.1200
MAILING ADDRESS: P.O. Box 2824 | San Francisco, CA 94126-2824

Stanton D. Wong
(415) 983-1790
stanton.wong@pillsburylaw.com

February 3, 2015

VIA EMAIL TO ***FISMA & OMB Memorandum M-07-16*** **and FEDERAL EXPRESS**

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Re: **Shareholder Proposal by James McRitchie and Myra K. Young regarding Genomic Health, Inc. - Majority Voting**

Dear Mr. Chevedden:

My firm acts as outside counsel for Genomic Health, Inc. (the "**Company**"). I am writing to you, as the agent of Mr. James McRitchie and Ms. Myra K. Young, to request that you withdraw a shareholder proposal that Mr. McRitchie and Ms. Young submitted to the Company on December 26, 2014. In the shareholder proposal, Mr. McRitchie and Ms. Young requested that the Company amend its articles of incorporation and/or bylaws to provide that director nominees be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections (the "**Proposal**").

On January 27, 2015, at a meeting of the Company's Board of Directors (the "**Board**"), the Board adopted resolutions amending the Company's bylaws to provide that directors in an uncontested election shall be elected by a majority vote standard, and directors in a contested election shall be elected by a plurality standard.

On January 30, 2015, the Company filed a Form 8-K reporting the bylaw amendment and filing as an exhibit the amended bylaws (the "**Form 8-K**"). The Form 8-K can be found on the SEC's website at http://www.sec.gov/Archives/edgar/data/1131324/000110465915005682/a15-3445_18k.htm

For your convenience, a copy of the Form 8-K is attached to this letter as Exhibit A. A copy of the amended bylaws, with the majority voting sections highlighted, is attached to this letter as Exhibit B.

Given that the Company has implemented the Proposal, there is no need to include the Proposal in the Company's proxy statement for its upcoming annual meeting of stockholders, and on behalf of the Company we respectfully request that you withdraw the Proposal.

Please sign and return to me at your earliest convenience, by email or fax, the statement attached hereto as Exhibit C regarding the withdrawal of the Proposal. Please contact me at (415) 983-1790 or by email at stanton.wong@pillsburylaw.com if you have any questions.

Sincerely yours,



Stanton D. Wong

Attachments

8-K 1 a15-3445_18k.htm 8-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **January 27, 2015**

GENOMIC HEALTH, INC.

(Exact name of registrant as specified in its charter)

Delaware	**000-51541**	**77-0552594**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

301 Penobscot Drive, Redwood City, California	**94063**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(650) 556-9300**

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On January 27, 2015, the Board of Directors (the "Board") of Genomic Health, Inc. (the "Company"), amended Sections 2.2 and 2.10 of the Amended and Restated Bylaws of the Company (the "Bylaws") to provide that each director nominee in an uncontested election (as defined in the Bylaws) shall be elected by a vote of the majority of the votes cast with respect to that director's election, and in a contested election (as defined in the Bylaws), the director nominees receiving a plurality of the votes cast shall be elected. A conforming change was made to the fifth paragraph of Section 3.1 of the Bylaws to add clause (i)(D), requiring a statement of a nominee for election as a director to conform with the Bylaws, as amended, and the policies of the Board with respect to majority voting. The Board also adopted a policy with respect to majority voting, which policy will be posted on the Company's website corporate governance page. The policy provides, among other things, that the Nominating and Corporate Governance Committee of the Board shall recommend to the Board for nomination or election, and the Board shall nominate or elect, only candidates who agree to tender, promptly following the annual meeting at which they are elected or re-elected as director, irrevocable resignations that will be effective upon (i) the failure of the candidate to receive the required vote at the next annual meeting at which he or she faces re-election and (ii) Board acceptance of such resignation. The policy further provides that if an incumbent director fails to receive the required vote for re-election in an uncontested election, the Nominating and Corporate Governance Committee of the Board will act on an expedited basis to make a recommendation to the Board whether the director's resignation should be accepted. Under the policy, the Board must take action on the recommendation within 90 days from the date of certification of election results.

The foregoing description is a summary and is qualified in its entirety by reference to the full text of the Bylaws, as amended, which are attached hereto as Exhibit 3.1 and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

3.1 Amended and Restated Bylaws of the Company, as amended January 27, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 30, 2015

GENOMIC HEALTH, INC.

By /s/ G. Bradley Cole
Name: G. Bradley Cole
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Bylaws of the Company, as amended January 27, 2015.

EXHIBIT B

AMENDED AND RESTATED

B Y L A W S

OF

GENOMIC HEALTH, INC.

(a Delaware corporation)

(as amended January 27, 2015)

TABLE OF CONTENTS

Page

TABLE OF CONTENTS
(continued)

AMENDED AND RESTATED

B Y L A W S

OF

GENOMIC HEALTH, INC.
(a Delaware corporation)

ARTICLE 1

Offices

1.1 Registered Office. The registered office of the corporation shall be set forth in the certificate of incorporation of the corporation.

1.2 Other Offices. The corporation may also have offices at such other places, either within or without the State of Delaware, as the board of directors of the corporation (the "Board") may from time to time designate or the business of the corporation may require.

ARTICLE 2

Meeting of Stockholders

2.1 Place of Meeting. Meetings of stockholders may be held at such place, either within or without of the State of Delaware, as may be designated by or in the manner provided in these bylaws, or, if not so designated, at the registered office of the corporation or the principal executive offices of the corporation.

2.2 Annual Meeting. Annual meetings of stockholders shall be held each year at such date and time as shall be designated from time to time by the Board or the Chief Executive Officer and stated in the notice of the meeting. At each such annual meeting, the stockholders shall elect the Board pursuant to Section 2.10 of these bylaws. The stockholders shall also transact such other business as may properly be brought before the meeting.

To be properly brought before the annual meeting, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board or the Chief Executive Officer, (b) otherwise properly brought before the meeting by or at the direction of the Board or the Chief Executive Officer, or (c) otherwise properly brought before the meeting by a stockholder who is a stockholder of record of the corporation at the time of giving of the notice provided for in this Section and at the time of the annual meeting, who is entitled to vote at the meeting, and who complies with the notice procedures set forth in this Section. The requirements of this Section shall apply to any business to be brought before an annual meeting by a stockholder, other than (i) the nomination of a person for election as a director, which must be made in compliance with, and shall be exclusively governed by, Section 3.1 of these bylaws, and (ii) matters properly brought under Rule 14a-8 (or any successor rule or regulation) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") and included in the corporation's notice of meeting.

For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice to the Secretary of the corporation in proper written form of the stockholder's intent to propose such business and the business proposed must be otherwise proper to be brought before the meeting. To be timely, the stockholder's notice must be delivered by a nationally recognized courier service or mailed by first class United States mail, postage or delivery charges prepaid, and received at the principal executive offices of the corporation addressed to the attention of the Secretary of the corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the first anniversary date of the preceding year's annual meeting of stockholders; *provided, however*, that in the event that no annual meeting was held in the preceding year or the annual meeting is called for a date that is more than thirty (30) days before or more than sixty (60) days after the first anniversary date of the preceding year's annual meeting of stockholders, notice by the stockholder to be timely must be so received by the Secretary of the corporation not later than the close of business on the later of (x) the ninetieth (90th) day prior to the date of such scheduled annual meeting and (y) the seventh (7th) day following the earlier to occur of the day on which notice of the date of the scheduled annual meeting was mailed or the day on which public announcement (as defined below) of the date of such scheduled annual meeting was first made. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of the stockholder's notice as described above.

A stockholder's notice to the Secretary shall set forth the following as to each matter the stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend these bylaws, the language of the proposed amendment), and the reasons for conducting such business at the annual meeting; (ii) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the business is being proposed, (A) the name and address, as they appear on the corporation's books, of the stockholder, the name and address of the beneficial owner, if any, and the name and address of any person who is an associated person (as defined below) of the stockholder or the beneficial owner covered by the following clauses (ii)(B), (ii)(C), (ii)(E) and (iii), (B) the class, series and number of shares of the corporation that are held of record by the stockholder, the beneficial owner, if any, and any person who is an associated person of the stockholder or the beneficial owner as of the date of the notice, and a representation that the stockholder will provide the corporation in writing the information required by this clause (B) updated as of the record date for the meeting promptly following the later of the record date or the date on which public announcement of the record date was first made, (C) any material interest in such business of the stockholder, the beneficial owner, if any, and any person who is an associated person of the stockholder or the beneficial owner, (D) a representation as to whether the stockholder or the beneficial owner, if any, intends, or is or intends to be part of a group that intends, to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the corporation's outstanding shares that, together with shares owned by the stockholder or the beneficial owner and any such group, would be required to approve or adopt such business and/or otherwise to solicit proxies from stockholders in support of such business, and (E) any other information that would be required to be provided by the stockholder, the beneficial owner, if any, and any person who is an associated person of the stockholder or the beneficial owner pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder assuming that the stockholder or the beneficial owner were to request that the corporation include such business in the corporation's proxy statement as a stockholder proposal; (iii) as to the stockholder giving the notice or, if the notice is given on behalf of a beneficial owner on whose behalf the business is being proposed, as to the beneficial owner, (A) the class, series and number of shares of the corporation that are owned beneficially by the stockholder or beneficial owner and any associated person thereof as of the date of the notice, (B) any derivative or short positions held or beneficially held by the stockholder or beneficial owner and any associated person thereof and whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including any profit interests, options, and borrowed or loaned shares) has been made, the effect or intent of which is to mitigate loss to, manage the risk or benefit of share price changes for, or increase or decrease the voting power of, the stockholder or beneficial owner or any associated person thereof with respect to the corporation's securities, (C) a representation that the stockholder will provide the corporation in writing the information required by the preceding clauses (A) and (B) updated as of the record date for the meeting promptly following the later of the record date or the date on which public announcement of the record date was first made, and (D) a description of any agreement, arrangement or understanding with respect to such business between or among the stockholder or beneficial owner and any associated person thereof, and any others (including their names) acting in concert with any of the foregoing (including any agreement that would be required to be disclosed pursuant to Item 5 or Item 6 of Schedule 13D under the Exchange Act, regardless of whether the requirement to file a Schedule 13D is applicable to the stockholder or beneficial owner), and a representation that the stockholder or beneficial owner will provide the corporation in writing the information required by this clause (D) updated as of the record date for the meeting promptly following the later of the record date or the date on which public announcement of the record date was first made; and (iv) a representation that the stockholder (or a qualified representative of the stockholder) intends to appear in person or by proxy at the meeting to propose such business.

Notwithstanding anything in these bylaws to the contrary, (a) no business shall be conducted at the annual meeting except in accordance with the procedures set forth in this Section; *provided, however*, that nothing in this Section shall be deemed to preclude discussion by any stockholder of any business properly brought before the annual meeting; and (b) unless otherwise required by law, if a stockholder intending to propose business at an annual meeting pursuant to the preceding paragraph does not provide the updated information required under clauses (ii) and (iii) of the preceding paragraph to the corporation promptly following the later of the record date or the date on which public announcement of the record date was first made, or the stockholder (or a qualified representative of the stockholder) does not appear at the meeting to present the proposed business, such business shall not be transacted, notwithstanding that proxies in respect of such business may have been received by the corporation. For purposes of this Section, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or authorized by a writing executed by such stockholder (or a reliable reproduction or electronic transmission of the writing) delivered to the corporation prior to the proposing of the business at the meeting by the stockholder stating that the person is authorized to act for the stockholder as proxy at the meeting of stockholders. Notwithstanding the foregoing provisions of this Section, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section; provided, however, that any references in this Section to the Exchange Act or the rules and regulations thereunder are not intended to and shall not limit the requirements applicable to proposals as to any business to be considered pursuant to the preceding paragraph. The requirements set forth in the preceding paragraph of this Section are intended to provide the corporation with notice of a stockholder's intention to bring business before an annual meeting and related information and shall in no event be construed as imposing upon any stockholder the requirement to seek approval from the corporation as a condition precedent to bringing any such business before an annual meeting. Nothing in this Section shall be deemed to affect any rights (i) of stockholders to request inclusion of proposals in the corporation's proxy statement pursuant to Rule 14a-8 promulgated under the Exchange Act or (ii) of the holders of any class or series of stock having a preference over the common stock as to dividends or upon liquidation to make nominations of persons for election to the Board if and to the extent provided for under law, the certificate of incorporation of the corporation, or these bylaws.

The Chairman of the Board (or such other person presiding at the meeting in accordance with these bylaws) shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the provisions of this Section, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

For purposes of these bylaws, (1) "public announcement" shall mean disclosure (A) in a press release issued through Business Wire or PR Newswire or reported by the Dow Jones News Service, Associated Press or a comparable national news service or (B) in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act, (2) "associated person" of a person shall mean any person controlling, controlled by or under common control with, directly or indirectly, or acting in concert with, such person, and (3) "group" shall have the meaning ascribed to such term under Section 13(d)(3) of the Exchange Act.

2.3 Special Meetings. Special meetings of the stockholders may be called for any purpose or purposes, unless otherwise prescribed by statute or by the certificate of incorporation, by the Secretary only at the request of the Chairman of the Board, the Chief Executive Officer or by a resolution duly adopted by the affirmative vote of a majority of the Board. Such request shall state the purpose or purposes of the proposed meeting. Business transacted at any special meeting shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

2.4 Notice of Meetings. Except as otherwise provided by law, written notice of each meeting of stockholders, annual or special, stating the place, if any, date and time of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which such special meeting is called, shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting.

When a meeting is adjourned to another place, date or time, notice need not be given of the adjourned meeting if the place, date and time thereof are announced at the meeting at which the adjournment is taken; *provided, however,* that if the date of any adjourned meeting is more than thirty (30) days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, written notice of the place, if any, date, time and means of remote communications, if any, of the adjourned meeting shall be given in conformity herewith. At any adjourned meeting, any business may be transacted that might have been transacted at the original meeting.

2.5 List of Stockholders. The officer in charge of the stock ledger of the corporation or the transfer agent shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten days prior to the meeting, (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the corporation. If the meeting is to be held at a place, then the list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to gain access to such list shall be provided with the notice of the meeting.

2.6 Organization and Conduct of Business. The Chairman of the Board or, in his or her absence, the Chief Executive Officer or President of the corporation or, in their absence, such person as the Board may have designated or, in the absence of such a person, such person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy, shall call to order any meeting of the stockholders and act as chairman of the meeting. In the absence of the Secretary of the corporation, the secretary of the meeting shall be such person as the chairman of the meeting appoints.

The chairman of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seems to him or her in order.

2.7 Quorum. Except where otherwise provided by law or the certificate of incorporation of the corporation or these bylaws, the holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented in proxy, shall constitute a quorum at all meetings of the stockholders.

2.8 Adjournments. Any meeting of stockholders may be adjourned from time to time to any other time and to any other place at which a meeting of stockholders may be held under these bylaws, which time and place shall be announced at the meeting, by a majority of the stockholders present in person or represented by proxy at the meeting and entitled to vote, though less than a quorum, or, if no stockholder is present or represented by proxy, by any officer entitled to preside at or to act as secretary of such meeting, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the original meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

2.9 Voting Rights. Unless otherwise provided in the certificate of incorporation of the corporation, each stockholder shall at every meeting of the stockholders be entitled to one vote for each share of the capital stock having voting power held by such stockholder.

2.10 Majority Vote.

(a) When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or of the certificate of incorporation of the corporation or of these bylaws, a different vote is required in which case such express provision shall govern and control the decision of such question.

(b) At any meeting of stockholders at which directors are to be elected, when a quorum is present: (i) each nominee in an uncontested election shall be elected by the vote of the majority of the votes cast with respect to that director's election; and (ii) in a contested election, the nominees receiving a plurality of the votes cast shall be elected. For purposes of this Section 2.10, (i) a "contested election" means the number of nominees exceeds the number of directors to be elected in such election; (ii) an "uncontested election" means the number of nominees equals the number of directors to be elected in such election; and (iii) a "majority of the votes cast" means that the number of shares voted "for" a director's election exceeds 50% of the number of votes cast with respect to that director's election; votes cast shall include votes to withhold authority or votes against, in each case as applicable, and shall exclude abstentions with respect to that director's election.

2.11 Record Date for Stockholder Notice and Voting. For purposes of determining the stockholders entitled to notice of, or to vote at, any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any right in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which shall not be more than sixty (60) days nor fewer than ten (10) days before the date of any such meeting nor more than sixty (60) days before any other action to which the record date relates. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided, however*, that the Board may fix a new record date for the adjourned meeting. If the Board does not so fix a record date, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held. The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating to such purpose.

2.12 Proxies. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. All proxies must be filed with the Secretary of the corporation at the beginning of each meeting in order to be counted in any vote at the meeting. Subject to the limitation set forth in the last clause of the first sentence of this Section 2.12, a duly executed proxy that does not state that it is irrevocable shall continue in full force and effect unless (i) revoked by the person executing it, before the vote pursuant to that proxy, by a writing delivered to the corporation stating that the proxy is revoked or by a subsequent proxy executed by, or attendance at the meeting and voting in person by, the person executing the proxy, or (ii) written notice of the death or incapacity of the maker of that proxy is received by the corporation before the vote pursuant to that proxy is counted.

2.13 Inspectors of Election. The corporation shall, in advance of any meeting of stockholders, appoint one or more inspectors of election to act at the meeting and make a written report thereof. The corporation may designate one or more persons to act as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability.

2.14 Action Without a Meeting. No action required or permitted to be taken at any annual or special meeting of the stockholders of the corporation may be taken without a meeting and the power of the stockholders to consent in writing, without a meeting, to the taking of any action is specifically denied.

ARTICLE 3

Directors

3.1 Number, Election, Tenure and Qualifications. The authorized number of directors shall be determined from time to time by resolution adopted by the Board, provided the Board shall consist of at least one member. No decrease in the number of authorized directors shall have the effect of removing any director before that director's term of office expires.

At each annual meeting of the stockholders, the directors shall be elected, except as otherwise provided in Section 3.2, and each director so elected shall hold office until such director's successor is duly elected and qualified or until such director's earlier resignation, removal, death or incapacity.

Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors. Subject to the rights of holders of any class or series of stock having a preference over the common stock as to dividends or upon liquidation, nominations of persons for election to the Board at the annual meeting may be made (i) by or at the direction of the Board (or any duly authorized committee thereof) or (ii) by a stockholder who is a stockholder of record at the time of giving of the notice provided for in this Section and at the time of the annual meeting, who is entitled to vote for the election of directors at the meeting, and who complies with the notice procedures set forth in this Section. A stockholder may make such a nomination only if such stockholder has given timely notice to the Secretary of the corporation in proper written form of the stockholder's intent to make such a nomination.

To be timely a stockholder's notice must be delivered by a nationally recognized courier service or mailed by first class United States mail, postage or delivery charges prepaid, and received at the principal executive offices of the corporation, addressed to the attention of the Secretary of the corporation, not less than ninety (90) days nor more than one hundred twenty (120) days prior to the first anniversary date of the preceding year's annual meeting of stockholders; *provided, however*, that in the event that no annual meeting was held in the preceding year or the annual meeting is called for a date that is more than thirty (30) days before or more than sixty (60) days after the first anniversary date of the preceding year's annual meeting of stockholders, notice by the stockholder to be timely must be so received by the Secretary of the corporation not later than the close of business on the later of (x) the ninetieth (90th) day prior to the date of such scheduled annual meeting and (y) the seventh (7th) day following the earlier to occur of the day on which notice of the date of the scheduled annual meeting was mailed or the day on which public announcement of the date of such scheduled annual meeting was first made. In no event shall any adjournment or postponement of an annual or the announcement thereof commence a new time period (or extend any time period) for the giving of the stockholder's notice as described above.

A stockholder's notice to the Secretary shall set forth the following: (i) as to each person whom the stockholder proposes to nominate for election or reelection as a director, (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class, series and number of shares of capital stock of the corporation that are owned of record and beneficially by the person, (D) a statement whether the person, if elected, intends to tender, promptly following such person's election or re-election as a director, an irrevocable resignation effective upon (x) such person's failure to receive the required vote for re-election at the next meeting of stockholders at which such person would face re-election and (y) acceptance of such resignation by the Board, in accordance with these bylaws and the policies or guidelines of the Board with respect to majority voting, (E) a statement as to the person's citizenship; (F) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among the stockholder, the beneficial owner on whose behalf the nomination is being made, if any, or any person who is an associated person of the stockholder or the beneficial owner, on the one hand, and the person, and such person's respective affiliates and associates, or others (including their names) acting in concert therewith, on the other hand, including all information that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the Securities and Exchange Commission assuming for this purpose that the stockholder, the beneficial owner on whose behalf the nomination is being made, if any, and any person who is an associated person of the stockholder or the beneficial owner were the "registrant" and such person were a director or executive officer of such registrant, (G) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, and (H) the person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (ii) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is being made, (A) the name and address, as they appear on the corporation's books, of the stockholder, the name and address of the beneficial owner, if any, and the name and address of any person who is an associated person of the stockholder or the beneficial owner–covered by the following clauses(ii)(B), (ii)(D) and (iii), (B) the class, series and number of shares of the corporation that are held of record by the stockholder, the beneficial owner, if any, and any person who is an associated person of the stockholder or the beneficial owner as of the date of the notice, and a representation that the stockholder will provide the corporation in writing the information required by this clause (B) updated as of the record date for the meeting promptly following the later of the record date or the date on which public announcement of the record date was first made, (C) a representation as to whether the stockholder or the beneficial owner, if any, intends, or is or intends to be part of a group that intends, to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the corporation's outstanding shares that, together with shares owned by the stockholder or the beneficial owner and any such group, would be required to approve the nomination and/or otherwise to solicit proxies from stockholders in support of the nomination, and (D) any other information relating to the stockholder, the beneficial owner, if any, and any person who is an associated person of the stockholder or the beneficial owner that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder; (iii) as to the stockholder giving the notice or, if the notice is given on behalf of a beneficial owner on whose behalf the nomination is being made, as to the beneficial owner, (A) the class, series and number of shares of the corporation that are owned beneficially by the stockholder or beneficial owner and any person who is an associated person thereof as of the date of the notice, (B) any derivative or short positions held or beneficially held by the stockholder or beneficial owner and any person who is an associated person thereof and whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including any profit interests, options, and borrowed or loaned shares) has been made, the effect or intent of which is to mitigate loss to, manage the risk or benefit of share price changes for, or increase or decrease the voting power of, the stockholder or beneficial owner or any person who is an associated person thereof with respect to the corporation's securities, (C) a representation that the stockholder will provide the corporation in writing the information required by the preceding clauses (A) and (B) updated as of the record date for the meeting promptly following the later of the record date or the date on which public announcement of the record date was first made, and (D) a description of any agreement, arrangement or understanding with respect to the nomination between or among the stockholder or beneficial owner and any person who is an associated person thereof, and any others (including their names) acting in concert with any of the foregoing (including any agreement that would be required to be disclosed pursuant to Item 5 or Item 6 of Schedule 13D under the Exchange Act, regardless of whether the requirement to file a Schedule 13D is applicable to the stockholder or beneficial owner), and a representation that the stockholder or beneficial owner will provide the corporation in writing the information required by this clause (D) updated as of the record date for the meeting promptly following the later of the record date or the date on which public announcement of the record date was first made; and (iv) a representation that the stockholder giving the notice (or a qualified representative of the stockholder) intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice. The corporation may require any proposed nominee to furnish such other information as may reasonably be required by the corporation to determine the eligibility of such proposed nominee to serve as an independent director of the corporation or that could be material to a reasonable stockholder's understanding of the independence, or lack thereof, of such nominee. No person shall be eligible for election as a director of the corporation unless nominated in accordance with the procedures set forth herein. Notwithstanding the foregoing provisions of this Section, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section; provided, however, that any references in this Section to the Exchange Act or the rules and regulations thereunder are not intended to and shall not limit the requirements applicable to proposals as to any nomination to be considered pursuant to this Section.

In connection with any annual meeting of the stockholders, the Chairman of the Board (or such other person presiding at such meeting in accordance with these bylaws) shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the foregoing procedure, and if he or she should so determine, he or she shall so declare to the meeting and the defective nomination shall be disregarded. Notwithstanding anything in these bylaws to the contrary, unless otherwise required by law, if a stockholder intending to make a nomination at an annual or special meeting pursuant to the preceding paragraph does not provide the updated information required under clauses (ii) and (iii) of the preceding paragraph to the corporation promptly following the later of the record date or the date on which public announcement of the record date was first made, or the stockholder giving the notice (or a qualified representative of the stockholder) does not appear at the meeting to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the corporation. For purposes of this Section, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or authorized by a writing executed by such stockholder (or a reliable reproduction or electronic transmission of the writing) delivered to the corporation prior to the proposing of the nomination at the meeting by the stockholder giving the notice stating that the person is authorized to act for the stockholder as proxy at the meeting of stockholders.

3.2 Enlargement and Vacancies. The number of members of the Board may be enlarged at any time as provided in Section 3.1 above. Sole power to fill vacancies and newly created directorships resulting from any increase in the authorized number of directors shall be vested in the Board through action by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and each director so chosen shall hold office until the next annual election and until such director's successor is duly elected and qualified or until such director's earlier resignation, removal from office, death or incapacity. If there are no directors in office, then an election of directors may be held in the manner provided by statute. In the event of a vacancy in the Board, the remaining directors, except as otherwise provided by law or these bylaws, may exercise the powers of the full board until the vacancy is filled.

3.3 Resignation and Removal. Any director may resign at any time upon written notice to the corporation at its principal place of business or to the Chief Executive Officer or the Secretary. Such resignation shall be effective upon receipt of such notice unless the notice specifies such resignation to be effective at some other time or upon the happening of some other event. Any director or the entire Board may be removed by the holders of a majority of the shares then entitled to vote at an election of directors, unless otherwise specified by law or the certificate of incorporation of the corporation.

3.4 Powers. The business of the corporation shall be managed by or under the direction of the Board, which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the certificate of incorporation of the corporation or by these bylaws directed or required to be exercised or done by the stockholders.

3.5 Chairman of the Board. If the Board appoints a Chairman of the Board, such Chairman shall, when present, preside at all meetings of the stockholders and the Board. The Chairman shall perform such duties and possess such powers as are customarily vested in the office of the Chairman of the Board or as may be vested in the Chairman by the Board.

3.6 Place of Meetings. The Board may hold meetings, both regular and special, either within or without the State of Delaware.

3.7 Annual Meetings. The annual meetings of the Board shall be held immediately following the annual meeting of stockholders, and no notice of such meeting shall be necessary to the Board, provided a quorum shall be present, or shall be held at the next regularly scheduled meeting of the Board or at such other date, time and place as shall be designated from time to time by the Board and stated in the notice of the meeting. The annual meetings shall be for the purposes of organization, and an election of officers and the transaction of other business.

3.8 Regular Meetings. Regular meetings of the Board may be held without notice at such time and place as may be determined from time to time by the Board; provided that any director who is absent when such a determination is made shall be given prompt notice of such determination.

3.9 Special Meetings. Special meetings of the Board may be called by the Chairman of the Board, the Chief Executive Officer, the President or the Secretary, or on the written request of two or more directors, or by one director in the event that there is only one director in office. Notice of the time and place, if any, of special meetings shall be delivered personally or by telephone to each director, or sent by first-class mail or commercial delivery service, facsimile transmission, or by electronic mail or other electronic means, charges prepaid, sent to such director's business or home address as they appear upon the records of the corporation. In case such notice is mailed, it shall be deposited in the United States mail at least four (4) days prior to the time of holding of the meeting. In case such notice is delivered personally or by telephone or by commercial delivery service, facsimile transmission, or electronic mail or other electronic means, it shall be so delivered at least twenty-four (24) hours prior to the time of the holding of the meeting. A notice or waiver of notice of a meeting of the Board need not specify the purposes of the meeting.

3.10 Quorum, Action at Meeting, Adjournments. At all meetings of the Board, a majority of directors then in office, but in no event less than one-third (1/3) of the entire Board, shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board, except as may be otherwise specifically provided by law or by the certificate of incorporation of the corporation. For purposes of this Section, the term "entire Board" shall mean the number of directors last fixed by directors in accordance with these bylaws; *provided, however*, that if fewer than all the number of directors so fixed have been elected (by the stockholders or the Board), the "entire Board" shall mean the greatest number of directors so elected to hold office at any one time pursuant to such authorization. If a quorum shall not be present at any meeting of the board of directors, a majority of the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

3.11 Action Without Meeting. Unless otherwise restricted by the certificate of incorporation of the corporation or these bylaws, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee.

3.12 Telephone Meetings. Unless otherwise restricted by the certificate of incorporation of the corporation or these bylaws, any member of the Board or any committee thereof may participate in a meeting of the Board or of any committee, as the case may be, by means of conference telephone or by any form of communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.13 Committees. The Board may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more of the directors of the corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not the member or members present constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the General Corporation Law of the State of Delaware (the "DGCL") to be submitted to stockholders for approval or (ii) adopting, amending or repealing any of these bylaws. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board. Each committee shall keep regular minutes of its meetings and make such reports to the Board as the Board may request. Except as the Board may otherwise determine, any committee may make rules for the conduct of its business, but unless otherwise provided by the directors or in such rules, its business shall be conducted as nearly as possible in the same manner as is provided in these bylaws for the conduct of its business by the Board.

3.14 Fees and Compensation of Directors. Unless otherwise restricted by the certificate of incorporation of the corporation or these bylaws, the Board shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board and may be paid a fixed sum for attendance at each meeting of the Board or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

ARTICLE 4

Officers

4.1 Officers Designated. The officers of the corporation shall be chosen by the Board and shall be a Chief Executive Officer, a President, a Secretary and a Chief Financial Officer or Treasurer. The Board may also choose an executive Chairman of the Board, a Chief Operating Officer, one or more Vice Presidents, and one or more assistant Secretaries or assistant Treasurers and such other officers as the Board may deem desirable or appropriate and may give any of them such further designations or alternate titles as it considers desirable. Any number of offices may be held by the same person, unless the certificate of incorporation of the corporation or these bylaws otherwise provide.

4.2 Election. The Board at its first meeting after each annual meeting of stockholders shall choose a Chief Executive Officer, a President, a Secretary and a Chief Financial Officer or Treasurer. Other officers may be appointed by the Board of Directors at such meeting, at any other meeting, or by written consent or may be appointed by the Chief Executive Officer pursuant to a delegation of authority from the Board.

4.3 Tenure. Each officer of the corporation shall hold office until such officer's successor is elected and qualified, unless a different term is specified in the vote choosing or appointing such officer, or until such officer's earlier death, resignation, removal or incapacity. Any officer elected or appointed by the Board or by the Chief Executive Officer may be removed with or without cause at any time by the affirmative vote of a majority of the Board or a committee duly authorized to do so, except that any officer appointed by the Chief Executive Officer may also be removed at any time by the Chief Executive Officer. Any vacancy occurring in any office of the corporation may be filled by the Board, at its discretion. Any officer may resign by delivering such officer's written resignation to the corporation at its principal place of business or to the Chief Executive Officer or the Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

4.4 The Chief Executive Officer. Subject to such supervisory powers, if any, as may be given by the Board to the Chairman of the Board, the Chief Executive Officer shall preside at all meetings of the stockholders and in the absence of the Chairman of the Board, or if there be none, at all meetings of the Board, shall have general and active management of the business of the corporation and shall see that all orders and resolutions of the Board are carried into effect. He or she shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board to some other officer or agent of the corporation.

4.5 The President. The President shall, in the event there be no Chief Executive Officer or in the absence of the Chief Executive Officer or in the event of his or her disability or refusal to act, perform the duties of the Chief Executive Officer, and when so acting, shall have the powers of and be subject to all the restrictions upon the Chief Executive Officer. The President shall perform such other duties and have such other powers as may from time to time be prescribed for such person by the Board, the Chairman of the Board, the Chief Executive Officer or these bylaws.

4.6 The Vice President. The Vice President (or in the event there be more than one, the Vice Presidents in the order designated by the directors, or in the absence of any designation, in the order of their election), shall, in the absence of the President or in the event of his or her disability or refusal to act, perform the duties of the President, and when so acting, shall have the powers of and be subject to all the restrictions upon the President. The Vice President(s) shall perform such other duties and have such other powers as may from time to time be prescribed for them by the Board, the President, the Chairman of the Board or these bylaws.

4.7 The Secretary. The Secretary shall attend all meetings of the Board and the stockholders and record all votes and the proceedings of the meetings in a book to be kept for that purpose and shall perform like duties for the standing committees, when required. The Secretary shall give, or cause to be given, notice of all meetings of stockholders and special meetings of the Board, and shall perform such other duties as may from time to time be prescribed by the Board, the Chairman of the Board or the Chief Executive Officer, under whose supervision he or she shall act. The Secretary shall have custody of the seal of the corporation, and the Secretary, or an Assistant Secretary, shall have authority to affix the same to any instrument requiring it, and, when so affixed, the seal may be attested by his or her signature or by the signature of such Assistant Secretary. The Board may give general authority to any other officer to affix the seal of the corporation and to attest the affixing thereof by his or her signature. The Secretary shall keep, or cause to be kept, at the principal executive office or at the office of the corporation's transfer agent or registrar, as determined by resolution of the Board, a share register, or a duplicate share register, showing the names of all stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same and the number and date of cancellation of every certificate surrendered for cancellation.

4.8 The Assistant Secretary. The Assistant Secretary, or if there be more than one, any Assistant Secretaries in the order designated by the Board (or in the absence of any designation, in the order of their election) shall assist the Secretary in the performance of his or her duties and, in the absence of the Secretary or in the event of his or her inability or refusal to act, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as may from time to time be prescribed by the Board.

4.9 The Chief Financial Officer. The Chief Financial Officer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board. The Chief Financial Officer shall disburse the funds of the corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the Chief Executive Officer and the Board, at its regular meetings, or when the Board so requires, an account of all his or her transactions as Chief Financial Officer and of the financial condition of the corporation. The Chief Financial Officer shall perform such other duties and have other powers as may from time to time be prescribed by the Board of Directors or the Chief Executive Officer.

4.10 The Treasurer and Assistant Treasurers. The Treasurer (if one is appointed) shall have such duties as may be specified by the Chief Financial Officer to assist the Chief Financial Officer in the performance of his or her duties and shall perform such other duties and have other powers as may from time to time be prescribed by the Board or the Chief Executive Officer. It shall be the duty of any Assistant Treasurers to assist the Treasurer in the performance of his or her duties and to perform such other duties and have other powers as may from time to time be prescribed by the Board or the Chief Executive Officer.

4.11 Bond. If required by the Board, any officer shall give the corporation a bond in such sum and with such surety or sureties and upon such terms and conditions as shall be satisfactory to the Board, including without limitation a bond for the faithful performance of the duties of such officer's office and for the restoration to the corporation of all books, papers, vouchers, money and other property of whatever kind in such officer's possession or under such officer's control and belonging to the corporation.

4.12 Delegation of Authority. The Board may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.

ARTICLE 5

Notices

5.1 Delivery. Whenever, under the provisions of law, or of the certificate of incorporation of the corporation or these bylaws, written notice is required to be given to any director or stockholder, such notice may be given by mail, addressed to such director or stockholder, at such person's address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail or delivered to a nationally recognized courier service.

Unless written notice by mail is required by law, written notice may also be given by commercial delivery service, facsimile transmission, electronic means or similar means addressed to such director or stockholder at such person's address as it appears on the records of the corporation, in which case such notice shall be deemed to be given when delivered into the control of the persons charged with effecting such transmission, the transmission charge to be paid by the corporation or the person sending such notice and not by the addressee. Oral notice or other in-hand delivery, in person or by telephone, shall be deemed given at the time it is actually given.

5.2 Waiver of Notice. Whenever any notice is required to be given under the provisions of law or of the certificate of incorporation of the corporation or of these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of incorporation or these bylaws.

ARTICLE 6

Indemnification and Insurance

6.1 Indemnification. Each person who was or is made a party or is threatened to be made a party to or is involved (including, without limitation, as a witness) in any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or officer of the corporation (or any predecessor), or is or was serving at the request of the corporation (or any predecessor) as a director, officer, employee or agent of another corporation or of a partnership, limited liability company, joint venture, trust, employee benefit plan sponsored or maintained by the corporation, or other enterprise (or any predecessor of any of such entities) (hereinafter an "Indemnitee"), shall be indemnified and held harmless by the corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than said law permitted the corporation to provide prior to such amendment), or by other applicable law as then in effect, against all expense, liability and loss (including attorneys' fees and related disbursements, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended from time to time, penalties and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such Indemnitee in connection therewith. Each person who is or was serving as a director, officer, employee or agent of a subsidiary of the corporation shall be deemed to be serving, or have served, at the request of the corporation. The right to indemnification conferred in this Section 6.1 shall be a contract right.

Any indemnification (but not advancement of expenses) under this Article 6 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, as the same exists or hereafter may be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than said law permitted the corporation to provide prior to such amendment). Such determination shall be made with respect to a person who is a director or officer at the time of such determination (A) by a majority vote of the directors who are not or were not parties to the proceeding in respect of which indemnification is being sought by Indemnitee (the "Disinterested Directors"), even though less than a quorum, (B) by a committee of Disinterested Directors designated by a majority vote of the Disinterested Directors, even though less than a quorum, (C) if there are no such Disinterested Directors, or if the Disinterested Directors so direct, by independent legal counsel in a written opinion to the Board, a copy of which shall be delivered to Indemnitee, or (D) by the stockholders.

6.2 Advance Payment. The right to indemnification under this Article 6 shall include the right to be paid by the corporation the expenses incurred in defending any such proceeding in advance of its final disposition, such advances to be paid by the corporation within thirty (30) days after the receipt by the corporation of a statement or statements from the claimant requesting such advance or advances from time to time; provided, however, that if the DGCL requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the corporation of an undertaking by or on behalf of such director or officer to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under Section 6.1 or otherwise.

Notwithstanding the foregoing, unless such right is acquired other than pursuant to this Article 6, no advance shall be made by the corporation to an officer of the corporation (except by reason of the fact that such officer is or was a director of the corporation, in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board by a majority vote of the Disinterested Directors, even though less than a quorum, or (B) by a committee of Disinterested Directors designated by majority vote of the Disinterested Directors, even though less than a quorum, or (C) if there are no Disinterested Directors or the Disinterested Directors so direct, by independent legal counsel in a written opinion to the Board, a copy of which shall be delivered to the claimant, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

6.3 Non-Exclusivity and Survival of Rights; Amendments. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article 6 shall not be deemed exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the certificate of incorporation of the corporation, bylaws, agreement, vote of stockholders or Disinterested Directors or otherwise, and shall continue as to a person who has ceased to be a director, officer, employee or agent of the corporation and shall inure to the benefit of the heirs, executors and administrators of such a person. Any repeal or modification of the provisions of this Article 6 shall not in any way diminish or adversely affect the rights of any director, officer, employee or agent of the corporation hereunder in respect of any occurrence or matter arising prior to any such repeal or modification.

6.4 Insurance. The corporation may purchase and maintain insurance on its own behalf and on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any expense, liability or loss asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such expenses, liability or loss under the DGCL.

6.5 Reliance. Persons who after the date of the adoption of this provision become or remain directors or officers of the corporation shall be conclusively presumed to have relied on the rights to indemnity, advance of expenses and other rights contained in this Article 6 in entering into or continuing such service. The rights to indemnification and to the advance of expenses conferred in this Article 6 shall apply to claims made against an Indemnitee arising out of acts or omissions that occurred or occur both prior and subsequent to the adoption hereof.

6.6 Severability. If any word, clause, provision or provisions of this Article 6 shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (i) the validity, legality and enforceability of the remaining provisions of this Article 6 (including, without limitation, each portion of any section or paragraph of this Article 6 containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (ii) to the fullest extent possible, the provisions of this Article 6 (including, without limitation, each such portion of any section or paragraph of this Article 6 containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

ARTICLE 7

Capital Stock

7.1 Certificates for Shares. The shares of the corporation shall be represented by certificates or shall be uncertificated. Certificates shall be signed by, or in the name of the corporation by, the Chairman of the Board, the Chief Executive Officer, the President or a Vice President and by the Chief Financial Officer, the Treasurer or an Assistant Treasure, or the Secretary or an Assistant Secretary of the corporation. Certificates may be issued for partly paid shares and in such case upon the face or back of the certificates issued to represent any such partly paid shares, the total amount of the consideration to be paid therefor, and the amount paid thereon shall be specified.

Within a reasonable time after the issuance or transfer of uncertificated stock, the corporation shall send or cause to be sent to the registered owner thereof a written notice containing the information required by the DGCL or a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

7.2 Signatures on Certificates. Any or all of the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

7.3 Transfer of Stock. Upon surrender to the corporation or the transfer agent of the corporation of a certificate of shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, and proper evidence of compliance of other conditions to rightful transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books. Upon receipt of proper transfer instructions and proper evidence of compliance with other conditions to rightful transfer from the registered owner of uncertificated shares, such uncertificated shares shall be canceled and issuance of new equivalent uncertificated shares or certificated shares shall be made to the person entitled thereto and the transaction shall be recorded upon the books of the corporation.

7.4 Registered Stockholders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

7.5 Lost, Stolen or Destroyed Certificates. The corporation may direct that a new certificate or certificates be issued to replace any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed and on such terms and conditions as the corporation may require. When authorizing the issue of a new certificate or certificates, the corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of the lost, stolen or destroyed certificate or certificates, or his or her legal representative, to advertise the same in such manner as it shall require, to indemnify the corporation in such manner as it may require, and/or to give the corporation a bond or other adequate security in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

ARTICLE 8

Certain Transactions

8.1 Transactions with Interested Parties. No contract or transaction between the corporation and one or more of its directors or officers, or between the corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board or committee thereof which authorizes the contract or transaction or solely because the vote or votes of such director or officer are counted for such purpose, if:

(a) the material facts as to such director's or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

(b) the material facts as to such director's or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

(c) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the Board, a committee thereof or the stockholders.

8.2 Quorum. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee which authorizes the contract or transaction.

ARTICLE 9

General Provisions

9.1 Dividends. Dividends upon the capital stock of the corporation, subject to any restrictions contained in the DGCL or the provisions of the certificate of incorporation of the corporation, if any, may be declared by the Board at any regular or special meeting or by unanimous written consent. Dividends may be paid in cash, in property or in shares of capital stock, subject to the provisions of the certificate of incorporation of the corporation.

9.2 Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

9.3 Checks. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the Board, or such officers of the corporation as may be designated by the Board to make such designation, may from time to time designate.

9.4 Corporate Seal. The Board of Directors may, by resolution, adopt a corporate seal. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the word "Delaware." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced. The seal may be altered from time to time by the Board.

9.5 Execution of Corporate Contracts and Instruments. The Board, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

9.6 Representation of Shares of Other Corporations. The Chief Executive Officer, the President or any Vice President, the Chief Financial Officer or the Treasurer or any Assistant Treasurer, or the Secretary or any Assistant Secretary of the corporation is authorized to vote, represent and exercise on behalf of the corporation all rights incident to any and all shares of any corporation or corporations standing in the name of the corporation. The authority herein granted to said officers to vote or represent on behalf of the corporation any and all shares held by the corporation in any other corporation or corporations may be exercised either by such officers in person or by any other person authorized so to do by proxy or power of attorney duly executed by said officers.

ARTICLE 10

Amendments

The Board is expressly empowered to adopt, amend or repeal these bylaws; *provided, however*, that any adoption, amendment or repeal of these bylaws by the Board shall require the approval of at least sixty-six and two-thirds percent of the total number of directors then in office. The stockholders shall also have power to adopt, amend or repeal these bylaws at any regular or special meeting of stockholders; *provided, however*, that in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the certificate of incorporation of the corporation, the affirmative vote of the holders of at least sixty-six and two-thirds percent of the voting power of all of the then outstanding shares of the stock of the corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for such adoption, amendment or repeal by the stockholders of any provision of these bylaws and notice of such adoption, amendment or repeal shall be contained in the notice of such meeting.

EXHIBIT C

WITHDRAWAL OF SHAREHOLDER PROPOSAL

To Whom It May Concern:

In recognition of the adoption by the Board of Directors of Genomic Health, Inc. (the "**Company**"), on January 27, 2015, of an amendment to the Company's bylaws to provide for a majority vote standard in the election of directors, which addresses the concerns expressed in the shareholder proposal (the "**Proposal**") submitted on December 26, 2015, by Mr. James McRitchie and Ms. Myra K. Young for inclusion in the Company's proxy statement for its 2015 annual meeting of stockholders, I, John Chevedden, acting as the duly appointed agent of Mr. McRitchie and Ms. Young, hereby withdraw the Proposal.

____

John Chevedden

Date: _________________________

From: Wong, Stanton D.
Sent: Tuesday, February 03, 2015 11:24 PM
To: ***FISMA & OMB Memorandum M-07-16***
Cc: 'bcole@genomichealth.com'
Subject: Re: Shareholder Proposal (GHDX)

Mr. Chevedden:

I have copied Brad Cole, the Company's secretary, on this email. His phone number is (650) 569-2290 and fax (650) 556-0750.
Sincerely,

Stan Wong

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, February 03, 2015 08:50 PM Pacific Standard Time
To: Wong, Stanton D.
Subject: Shareholder Proposal (GHDX)

Mr. Wong,
Thank you for your letter.
Mr. McRitchie and I are reviewing it.
Meanwhile can you forward the name of a contact person at the company with email address, phone and fax.
Sincerely,
John Chevedden

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, February 04, 2015 10:38 AM
To: Wong, Stanton D.
Cc: Brad Cole
Subject: Shareholder Proposal (GHDX)

Mr. Wong,
Thank you for you message yesterday. There is concern that
(ii) Board acceptance of such resignation.
might be a loophole.
Sincerely,
John Chevedden
cc: James McRitchie
Myra K. Young